Mail Stop 6010

July 15, 2005

Mr. Jack L. Saltich
Chief Executive Officer
Three-Five Systems, Inc.
1600 North Desert Drive
Tempe, AZ 85281

Re: Three-Five Systems, Inc.
Form 10-K for the Year Ended December 31, 2004
Form 10-K/A for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
File No. 001-04373

Dear Mr. Saltich:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief
Accountant